UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 12, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony confirms illegal sit-in at Kusasalethu mine

Johannesburg, 12 January 2017: Harmony Gold Mining Company Limited (“Harmony”) confirms that around 1,700 employees are participating in an illegal sit-in at the company’s Kusasalethu mine near Carletonville. The sit-in started on Wednesday, 11 January when employees chose not to return to surface at the end of the morning shift.

No formal demands have been made by the participating employees. Management has sought to engage with union leadership with the purpose of resolving the matter and returning all employees to surface.
Ends

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242 (mobile)

Charmane Russell
Email: charmane@rair.co.za
+27(0) 82 372 5816 (mobile)

12 January 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 12, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director